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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                        INTEGRATED SECURITY SYSTEMS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   45812J 10 1
           --------------------------------------------------------
                                 (CUSIP Number)

 THOMAS SPACKMAN, 2602 MCKINNEY AVE. SUITE 220, DALLAS, TX 75204, 214-871-3000
 -----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 30, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  45812J 10 1             13D                 Page     of     Pages
          -------------                                     ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
                    IST Partners, Ltd.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                    WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                    Texas
-------------------------------------------------------------------------------
                             (7) Sole Voting Power
                                       1,200,000
     Number of               --------------------------------------------------
       Shares                (8) Shared Voting Power
     Beneficially                      -0-
      Owned by               --------------------------------------------------
        Each                 (9) Sole Dispositive Power
      Person                           1,200,000
        With                 --------------------------------------------------
                             (10) Shared Dispositive Power
                                       -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
             1,200,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     /X/

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
               8.08%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
               PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the without par value common stock of Integrated Security Systems, Incorporated (hereinafter referred to as the "Company"). The Company's principal executive offices are located at 8200 Springwood Drive, Suite 230, Irving, TX 75063.

ITEM 2.  IDENTITY AND BACKGROUND

         (a), (b) & (c)

         IST Partners Ltd.
         2602 McKinney, Suite 220
         Dallas, Texas 75204

         IST Partners Ltd. (hereinafter referred to as "IST") is a Texas Partnership whose principal business is investments and whose Managing Partner is Founders Equity Group, Inc.

         (d) IST has not been convicted in a criminal proceeding during the last 5 years.

         (e) IST has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last 5 years.

         (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         IST acquired the securities from its working capital accounts. No borrowed funds were used in the transaction. The securities were acquired directly from the Company in the private placement when IST agreed to exchange certain marketing and revenue rights for the shares.

ITEM 4.  PURPOSE OF TRANSACTION

         IST's acquisition of these shares is solely for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) On May 21, 1999, IST purchased 1,200,000 shares of the Company.

         (b) On October 6, 1996, the Company issued IST a warrant to purchase 24,000 shares of Common Stock at a price of $2.40 per share expiring on July 29, 2001. On April 10, 1997, the Company issued IST a warrant to purchase 44,680 shares of Common Stock at $2.40 per share expiring on July 29, 2001. On May 21, 1999, the Company issued IST a warrant to purchase 450,000 shares of Common Stock at $2.00 per share expiring on May 21, 2009.

         (c) Number of shares as to which IST has:

                (i)   Sole power to vote on to direct the vote:             1,200,000
                (ii)  Shared power to vote on to direct the vote:              -0-
                (iii) Sole power to dispose or to direct the disposition:   1,200,000
                (iv)  Shared power to dispose or to direct disposition:        -0-

         (d) IST has not effected any transaction in the securities of the Company prior to the transaction disclosed herein, other than any transactions previously disclosed.

         (e) Not applicable.

         (f) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES FOR THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       August 25, 1999
                                       ----------------------------------------
                                       (Date

                                       /s/ Thomas J. Spackman, Jr.
                                       ----------------------------------------
                                       (Signature)
                                       Thomas J. Spackman, Jr.
                                       Managing Partner